Exhibit 2

CONTACTS Chief Financial Officer Meir Moshe +972-3766-8610 Corporate Media Relations Brian Gallagher +1 201-785-3206 briang@radware.com

Radware Announces CFO Transition

After 16 years as Radware’s CFO, Meir Moshe stepping down.
Will be replaced by Mr. Doron Abramovitch

TEL AVIV, ISRAEL: July 6, 2015 — Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions ensuring optimal service level for applications in virtual, cloud and software defined data centers, today announced that after more than 16 years as Chief Financial Officer, Meir Moshe has decided to step down.

Mr. Moshe has been a respected corporate leader in the Israeli hi-tech industry and has been one the industry’s longest-serving CFOs. During his tenure, Radware has made its initial steps as a public company following its IPO in 1999 and grew its annual revenues 16 times from 1999 to 2014.

Meir Moshe will be replaced by Mr. Doron Abramovitch. Prior to joining Radware, Mr.  Abramovitch has been Corporate Vice President and Chief Financial Officer at Orobotech Ltd. Mr. Abramovitch is a certified public accountant and received both his Bachelor’s degree and Master’s degree in Business Administration from Tel Aviv University.

”Since 1999, Meir has been a valued member of the management team and has made huge contributions that led to the success of the business. On behalf of the entire company and its management, I would like to thank Meir for his years of service and wish much success for him in the future,” says Roy Zisapel, chief executive officer for Radware.  “We are happy that Doron is joining Radware and are confident that his experience and leadership will assist the continued growth of the company,” added Zisapel.

“I have been with Radware for more than 16 years and have enjoyed my time at the company immensely,” says Moshe. “However, I do believe it is time to move to the next stage of my career where I will continue to advise organizations within the Israeli venture capital market and hi-tech industry.  I leave the company both financially and operationally strong at an extremely exciting time in its development. I am very confident that Radware will continue to deliver value for shareholders and customers alike.”

About Radware

Radware (NASDAQ: RDWR), is a global leader of application delivery and application security solutions for virtual, cloud and software defined data centers. Its award-winning solutions portfolio delivers service level assurance for business-critical applications, while maximizing IT efficiency. Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com

Radware encourages you to join our community and follow us on: Facebook, Google+, LinkedIn, Radware Blog, SlideShare, Twitter, YouTube, Radware Connect app for iPhone® and our security center DDoSWarriors.com that provides a comprehensive analysis on DDoS attack tools, trends and threats.

©2015 Radware, Ltd. All rights reserved. Radware and all other Radware product and service names are registered trademarks or trademarks of Radware in the U.S. and other countries. All other trademarks and names are property of their respective owners.

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Safe Harbor Statement

This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware's current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; changes in the competitive landscape; inability to realize our investment objectives; timely availability and customer acceptance of our new and existing products; risks and uncertainties relating to acquisitions; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; Competition in the market for Application Delivery and Network Security solutions and our industry in general is intense; and other factors and risks on which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, reference is made to Radware’s Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.  Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.